Financial Statements and Supplemental Information

Execution Access, LLC
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

(Confidential Pursuant to Rule 17a-5(e)(3))
(SEC I.D. No. 8-68021*)*

Execution Access, LLC

Financial Statements
and Supplemental Information

Year Ended December 31, 2020

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Execution Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 West 42nd Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Crane 212-231-5032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	NYC	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Linda Crane , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Access, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Linda Crane
EC81CEB680EE435

Signature

Principal Financial Officer

Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
✓ (c) Statement of Income (Loss).
✓ (d) Statement of Changes in Financial Condition.
✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓ (g) Computation of Net Capital.
✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Execution Access, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Execution Access, LLC (the Company) as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing

procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2011.

February 25, 2021

Execution Access, LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash	$ 40,571,387
Accounts receivable, net	620,351
Deposits with clearing broker	13,147,615
Prepaid and other assets	17,905
Total assets	$ 54,357,258
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 315,985
Payable to Nasdaq, Inc.	3, 656,626
Deferred revenue	333,333
Accrued compensation and benefit costs	786,665
Total liabilities	5,092,609
Member's equity	49,264,649
Total liabilities and member's equity	$ 54,357,258

See accompanying notes to the financial statements.

Execution Access, LLC

Statement of Income

Year Ended December 31, 2020

Revenues	
Transaction fees	$ 11,089,491
Transaction rebates	(1,246,357)
Clearing fees	(1,200,652)
Other revenue	9,420
Total revenues, net of rebates and clearing fees	8,651,902
Expenses	
Compensation and benefits	3,002,859
Intra-group support costs	870,849
Computer operations and data communications	340,863
Occupancy	303,188
General and administrative	215,522
Total expenses	4,733,281
Net income	$ 3,918,621

See accompanying notes to the financial statements.

Execution Access, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2020

Balance at December 31, 2019	$ 51,202,390
Dividend distribution	(5,600,000)
Impact of adoption of ASU 2016-13	(256,362)
Net income	3,918,621
Balance at December 31, 2020	$ 49,264,649

See accompanying notes to the financial statements.

Execution Access, LLC

Statement of Cash Flows

Year Ended December 31, 2020

Operating activities	
Net income	$ 3,918,621
Adjustments to reconcile net income to cash provided by operating activities	
Allowance for bad debt	(150,210)
Net change in operating assets and liabilities:	
Payable to Nasdaq, Inc.	5,732,688
Accounts receivable, net	922,302
Prepaid and other assets	15,295
Deposits with clearing broker	1,852,365
Accrued compensation and benefit costs	85,599
Deferred revenue	333,333
Accounts payable and accrued expenses	(242,333)
Net cash provided by operating activities	12,467,660
Financing activities	
Dividend distribution	(5,600,000)
Net cash used in financing activities	(5,600,000)
Net increase in cash	6,867,660
Cash at beginning of year	33,703,727
Cash at end of year	$ 40,571,387

See accompanying notes to the financial statements.

1. Organization and Description of the Business

Execution Access, LLC (the "Company") is a wholly owned subsidiary of FTEN, Inc. ("FTEN"), a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq") that operates as a U.S. Government Securities Broker and offers or engages in electronic trading in U.S. Treasury Securities for its clients.

The Company operates a registered alternative trading system ("ATS") for U.S. Treasury securities. The Company clears and settles all transactions that occur on the Company's ATS through a fully disclosed clearing arrangement with the Industrial and Commercial Bank of China Financial Services LLC ("ICB"). The Company manages and operates their business as one reportable segment.

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is subject to regulation by the SEC, FINRA, and the state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held cash equivalents of $40.6 million at December 31, 2020. The Company's cash is held by one financial institution in a non-interest-bearing account which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The Company maintains a minimum clearing deposit of $10 million for ICB to satisfy margin requirements through the Fixed Income Clearing Corporation ("FICC") attributable to activity on its ATS. If the FICC margin requirement exceeds $10 million, the Company has an obligation to transmit additional amounts to satisfy the margin requirement to ICB. At December 31, 2020, the Company had a total of $13.1 million on deposit to satisfy margin requirements.

Accounts Receivable, net

Receivables represent fees earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. On January 1, 2020, we adopted ASU 2016-13. Implementation of this standard is discussed below under "Recently Adopted Accounting Pronouncements". The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Accounts receivable are written-off against the reserve for bad debts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Statement of Financial Condition was $0.3 million as of December 31, 2020.

2. Summary of Significant Accounting Policies (continued)

Prepaid and other assets

Prepaid expenses and other assets include prepaid amounts paid primarily to regulators.

Revenues

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Transaction Fees

The Company generates revenue through its matched principal execution of benchmark U.S. Treasury securities through its ATS. There are three rate structures by which the Company earns revenue: a monthly or quarterly fee for unlimited trading, a tiered structure based on monthly trading volumes or a flat fee per transaction. Revenues from the monthly or quarterly fee for unlimited trading are recognized in the applicable service period. Revenues from tiered and flat fees are recognized on a trade date basis. Fees are collected either on the settlement of the transaction or through direct billing of the customers by the Company. Transactional and volume-based tiered commission fees are collected by ICB and remitted to the Company monthly.

The Company provides rebates to customers based on volume and performance thresholds and records these credits as transaction rebates on the Statement of Income. These rebates are paid on a monthly basis and the amounts due from transaction rebates are included in accounts payable and accrued expenses on the Statement of Financial Condition. Transaction rebates were $1.2 million for the year ended December 31, 2020.

Deferred revenue represents amounts that have been billed but have yet to be recognized as revenue. Some of the Company's customers pay a fixed monthly or quarterly amount for unlimited transactions. These revenues are deferred and recognized over the service period. All deferred revenues are current and will be recognized within the following three months.

2. Summary of Significant Accounting Policies (continued)

Clearing Fees

Clearing fees are comprised of clearing charges from clearing brokers for services based on the clearing arrangement. Clearing charges are recorded on a trade date basis and paid on a monthly basis. Clearing fees were $1.2 million for the year ended December 31, 2020.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns).

Recently Adopted Accounting Pronouncements

ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" changed the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and trade receivables. The Company recorded a $0.3 million non-cash cumulative effect adjustment to member's equity on our opening Statement of Financial Condition as of January 1, 2020. At the date of adoption, the adjustment impacted by the standard related to an adjustment to trade receivables. The adoption did not have a material impact on the Company's financial statements.

3. Related-Party Transactions

The Company and Nasdaq entered into an agreement on July 1, 2013 whereby Nasdaq agreed to provide the Company with business management support and financial support services, including, but not limited to, finance administration, human resources, and technology support. Included in Intra-group support costs on the Statement of Income are the expenses related to these support services, which were $0.9 million for the year ended December 31, 2020.

Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and are charged to the Company, at cost, through intercompany charges. Included in compensation and benefits is the compensation for the employees charged to the Company in the amount of $3.0 million.

3. Related-Party Transactions (continued)

For the year ended December 31, 2020, occupancy expense totaled $0.3 million, which represents a corporate allocation from Nasdaq for Nasdaq office space used by the Company's employees. This amount represents an allocation of various occupancy expenses, including rent expense from leases and is included in occupancy expense on the Statement of Income.

At December 31, 2020, $3.7 million was recorded in Payable to Nasdaq, Inc. on the Statement of Financial Condition. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq, its wholly-owned subsidiaries, such as the Company, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

In 2020, dividends were paid quarterly to FTEN. The dividend amount is dependent on the quarterly income statement and totaled $5,600,000 for the year ended December 31, 2020 and was approved by FINRA.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns).

For the periods prior to December 23, 2010, the Company's operating results were included in the federal, state and local income tax returns filed by FTEN. For periods after December 23, 2010, the Company's operating results are included in the federal and state income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns). FTEN's standalone state and local income tax returns are subject to examination for years 2017 through 2019. Nasdaq's federal income tax returns for the years 2017 through 2019 are subject to examination by the Internal Revenue Service ("IRS"). Several Nasdaq state tax returns are currently under audit by the respective tax authorities for the years 2007 through 2018 and are subject to examination for 2019.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2020, the Company had net capital of $36,099,129, which was $35,759,622 in excess of its required net capital, as of December 31, 2020, of $339,507.

5. Regulatory Requirements (continued)

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer (ICB) on a fully disclosed basis.

6. Commitments and Contingent Liabilities

Brokerage Activities

Some of the trading activity in the Company is cleared through the FICC. The Company assumes the counterparty risk of clients that do not clear through the FICC. Counterparty risk of clients exists for the Company between the trade date and the settlement date of the individual transactions, which is typically one business day. All of the Company's obligations under the clearing arrangement with ICB are guaranteed by Nasdaq. Counterparties that do not clear through the FICC are subject to a credit due diligence process and may be required to post collateral, provide principal letters, or provide other forms of credit enhancement to the Company for the purpose of mitigating counterparty risk. Daily position trading limits are also enforced for such counterparties. At December 31, 2020, there was no collateral posted.

We believe that the potential for us to be required to make payments under these arrangements is mitigated through the pledged collateral and our risk management policies. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements. However, no guarantee can be provided that these arrangements will at all times be sufficient.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by the financial institution to be delayed or limited.

7. Risks and Uncertainties (continued)

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with ICB. The deposits with ICB are not held in accounts insured by the FDIC or any other bank regulator.

8. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for Cash, Accounts receivables, Deposits with clearing broker, and Prepaid and other assets approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include Accrued compensation and benefit costs, Payable to Nasdaq, Inc., Deferred revenue, and Accounts payable and accrued expenses are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

Sale of Business

On February 2, 2021, Nasdaq announced that it had entered into a Purchase Agreement to sell the Nasdaq Fixed Income business, which includes Execution Access, LLC, to an affiliate of Tradeweb Markets Inc., or Tradeweb. Pursuant to the Purchase Agreement, an affiliate of Tradeweb will acquire all of the outstanding equity interests in certain subsidiaries of Nasdaq and certain assets and liabilities related to the transaction. The closing is subject to regulatory approvals and the satisfaction of other customary conditions, and is expected to occur later in 2021.

The Company has evaluated all subsequent events through February 25, 2021, the date as of which these financial statements are available to be issued, and has determined that no subsequent events have occurred other than described above that would require disclosure in the financial statements or accompanying notes.

Supplemental Information

Schedule I

Execution Access, LLC

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2020

Member's equity	$	49,264,649
Non-allowable assets:		
Deposits with clearing broker		13,147,615
Prepaid and other Assets		17,905
Total non-allowable assets		13,165,520
Net capital	$	36,099,129
Aggregate indebtedness		
Aggregate indebtedness	$	5,092,609
Computation of net capital requirement		
Minimum net capital required (the greater of $5,000 or 6 2/3% of total aggregate indebtedness)	$	339,507
Net capital in excess of minimum requirement	$	35,759,622
Percentage of aggregate indebtedness to net capital		14.11%

No material differences exist between the above computation of net capital and the computation of net capital included in the Company's corresponding unaudited Form X-17A-5 filing as of December 31, 2020.

Schedule II

Execution Access, LLC

Computation for Determination of Reserve Requirement

Pursuant to SEC Rule 15c3-3

December 31, 2020

The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because the Company introduces all customer transactions on a fully disclosed basis with a clearing broker dealer and promptly transmits all customer funds and delivers all securities to the clearing broker.

Schedule III

Execution Access, LLC

Information Relating to Possession or Control of Securities

Pursuant to SEC Rule 15c3-3

December 31, 2020

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

STATEMENT OF FINANCIAL CONDITION

Execution Access, LLC
December 31, 2020
With Report of Independent Registered Public Accounting Firm

Execution Access, LLC

Statement of Financial Condition

December 31, 2020

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Execution Access, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 West 42nd Street
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Crane 212-231-5032
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	NYC	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Linda Crane , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Execution Access, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Linda Crane
EC81CFB680FF435...
Signature

Principal Financial Officer
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Execution Access, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Execution Access, LLC (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2011.

February 25, 2021

Execution Access, LLC

Statement of Financial Condition

December 31, 2020

Assets	
Cash	$ 40,571,387
Accounts receivable, net	620,351
Deposits with clearing broker	13,147,615
Prepaid and other assets	17,905
Total assets	$ 54,357,258
Liabilities and member's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 315,985
Payable to Nasdaq, Inc.	3, 656,626
Deferred revenue	333,333
Accrued compensation and benefit costs	786,665
Total liabilities	5,092,609
Member's equity	49,264,649
Total liabilities and member's equity	$ 54,357,258

See accompanying notes to the statement of financial condition.

Execution Access, LLC

Notes to Statement of Financial Condition

December 31, 2020

1. Organization and Description of the Business

Execution Access, LLC (the "Company") is a wholly owned subsidiary of FTEN, Inc. ("FTEN"), a wholly owned subsidiary of Nasdaq, Inc. ("Nasdaq") that operates as a U.S. Government Securities Broker and offers or engages in electronic trading in U.S. Treasury Securities for its clients.

The Company operates a registered alternative trading system ("ATS") for U.S. Treasury securities. The Company clears and settles all transactions that occur on the Company's ATS through a fully disclosed clearing arrangement with the Industrial and Commercial Bank of China Financial Services LLC ("ICB"). The Company manages and operates their business as one reportable segment.

The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is subject to regulation by the SEC, FINRA, and the state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates and assumptions.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held cash equivalents of $40.6 million at December 31, 2020. The Company's cash is held by one financial institution in a non-interest-bearing account which, at times, may exceed federally insured limits.

Deposits with Clearing Organizations

The Company maintains a minimum clearing deposit of $10 million for ICB to satisfy margin requirements through the Fixed Income Clearing Corporation ("FICC") attributable to activity on its ATS. If the FICC margin requirement exceeds $10 million, the Company has an obligation to transmit additional amounts to satisfy the margin requirement to ICB. At December 31, 2020, the Company had a total of $13.1 million on deposit to satisfy margin requirements.

Accounts Receivable, net

Receivables represent fees earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. On January 1, 2020, we adopted ASU 2016-13. Implementation of this standard is discussed below under "Recently Adopted Accounting Pronouncements". The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected. Accounts receivable are written-off against the reserve for bad debts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Statement of Financial Condition was $0.3 million as of December 31, 2020.

2. Summary of Significant Accounting Policies (continued)

Prepaid and other assets

Prepaid expenses and other assets include prepaid amounts paid primarily to regulators.

Revenues

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Transaction Fees

The Company generates revenue through its matched principal execution of benchmark U.S. Treasury securities through its ATS. There are three rate structures by which the Company earns revenue: a monthly or quarterly fee for unlimited trading, a tiered structure based on monthly trading volumes or a flat fee per transaction. Revenues from the monthly or quarterly fee for unlimited trading are recognized in the applicable service period. Revenues from tiered and flat fees are recognized on a trade date basis. Fees are collected either on the settlement of the transaction or through direct billing of the customers by the Company. Transactional and volume-based tiered commission fees are collected by ICB and remitted to the Company monthly.

The Company provides rebates to customers based on volume and performance thresholds and records these credits as transaction rebates on the Statement of Income. These rebates are paid on a monthly basis and the amounts due from transaction rebates are included in accounts payable and accrued expenses on the Statement of Financial Condition.

Deferred revenue represents amounts that have been billed but have yet to be recognized as revenue. Some of the Company's customers pay a fixed monthly or quarterly amount for unlimited transactions. These revenues are deferred and recognized over the service period. All deferred revenues are current and will be recognized within the following three months.

Clearing Fees

Clearing fees are comprised of clearing charges from clearing brokers for services based on the clearing arrangement. Clearing charges are recorded on a trade date basis and paid on a monthly basis.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state and local income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns).

Recently Adopted Accounting Pronouncements

ASU 2016-13, "Measurement of Credit Losses on Financial Instruments" changed the impairment model for certain financial instruments. The new model is a forward looking expected loss model and will apply to financial assets subject to credit losses and measured at amortized cost and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and trade receivables. The Company recorded a $0.3 million non-cash cumulative effect adjustment to member's equity on our opening Statement of Financial Condition as of January 1, 2020. At the date of adoption, the adjustment impacted by the standard related to an adjustment to trade receivables. The adoption did not have a material impact on the Company's Statement of Financial Condition.

3. Related-Party Transactions

The Company and Nasdaq entered into an agreement on July 1, 2013 whereby Nasdaq agreed to provide the Company with business management support and financial support services, including, but not limited to, finance administration, human resources, and technology support.

Substantially all expenses of the Company are settled on the Company's behalf by Nasdaq and are charged to the Company, at cost, through intercompany charges.

At December 31, 2020, $3.7 million was recorded in Payable to Nasdaq, Inc. on the Statement of Financial Condition. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq, its wholly-owned subsidiaries, such as the Company, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled on an annual basis in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

In 2020, dividends were paid quarterly to FTEN.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns).

For the periods prior to December 23, 2010, the Company's operating results were included in the federal, state and local income tax returns filed by FTEN. For periods after December 23, 2010, the Company's operating results are included in the federal and state income tax returns filed by Nasdaq (except for certain states where FTEN is required to file standalone returns). FTEN's standalone state and local income tax returns are subject to examination for years 2017 through 2019. Nasdaq's federal income tax returns for the years 2017 through 2019 are subject to examination by the Internal Revenue Service ("IRS"). Several Nasdaq state tax returns are currently under audit by the respective tax authorities for the years 2007 through 2018 and are subject to examination for 2019.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2020, the Company had net capital of $36,099,129, which was $35,759,622 in excess of its required net capital, as of December 31, 2020, of $339,507.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer (ICB) on a fully disclosed basis.

6. Commitments and Contingent Liabilities

Brokerage Activities

Some of the trading activity in the Company is cleared through the FICC. The Company assumes the counterparty risk of clients that do not clear through the FICC. Counterparty risk of clients exists for the Company between the trade date and the settlement date of the individual transactions, which is typically one business day. All of the Company's obligations under the clearing arrangement with ICB are guaranteed by Nasdaq. Counterparties that do not clear through the FICC are subject to a credit due diligence process and may be required to post collateral, provide principal letters, or provide other forms of credit enhancement to the Company for the purpose of mitigating counterparty risk. Daily position trading limits are also enforced for such counterparties. At December 31, 2020, there was no collateral posted.

6. Commitments and Contingent Liabilities (continued)

We believe that the potential for us to be required to make payments under these arrangements is mitigated through the pledged collateral and our risk management policies. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements. However, no guarantee can be provided that these arrangements will at all times be sufficient.

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by the financial institution to be delayed or limited.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with ICB. The deposits with ICB are not held in accounts insured by the FDIC or any other bank regulator.

8. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the statement of financial condition for Cash, Accounts receivables, Deposits with clearing broker, and Prepaid and other assets approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include Accrued compensation and benefit costs, Payable to Nasdaq, Inc., Deferred revenue, and Accounts payable and accrued expenses are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

Sale of Business

On February 2, 2021, Nasdaq announced that it had entered into a Purchase Agreement to sell the Nasdaq Fixed Income business, which includes Execution Access, LLC, to an affiliate of Tradeweb Markets Inc., or Tradeweb. Pursuant to the Purchase Agreement, an affiliate of Tradeweb will acquire all of the outstanding equity interests in certain subsidiaries of Nasdaq and certain assets and liabilities related to the transaction. The closing is subject to regulatory approvals and the satisfaction of other customary conditions, and is expected to occur later in 2021.

The Company has evaluated all subsequent events through February 25, 2021, the date as of which this Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred other than described above that would require disclosure in the Statement of Financial Condition or accompanying notes.

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Execution Access, LLC

We have reviewed management's statements, included in the accompanying Execution Access, LLC's Exemption Report, in which (1) Execution Access, LLC, (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2020 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2021

Nasdaq

Execution Access, LLC's Exemption Report

Execution Access, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Linda Crane, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Linda Crane
EC81CFB680FF435...

Linda Crane
Principal Financial & Operations Officer
Execution Access, LLC

February 25, 2021
Date

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of Execution Access, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of Execution Access, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2020. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether Execution Access, LLC's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2020. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Execution Access, LLC
165 Broadway - 51st Floor
1 Liberty Plaza
New York, NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

2. A. General Assessment (item 2e from page 2) $14,882

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,131)
7/29/2020
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $6,751

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $6,751

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Execution Access, LLC
(Name of Corporation, Partnership or other organization)

DocuSigned by: Linda Crane
EC81CFB680FF435...
(Authorized Signature)

Dated the 22 day of February, 20 21.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______
and ending ______

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,098,911
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,177,723
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	1,177,723
2d. SIPC Net Operating Revenues	$ 9,921,188
2e. General Assessment @ .0015	$ 14,882
	(to page 1, line 2.A.)